Exhibit 99.(a)(1)(iv)

This announcement is not an offer to purchase or solicitation of offers to sell Shares.

The Offer is made only by the Offer to Purchase dated August 1, 2014, and the related Letter of Transmittal.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

Principled Equity Market Fund

Notice of Offer to Purchase for Cash

83,052 of its Issued and Outstanding Shares

at Net Asset Value Per Share Less a Discount of 1%

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE FOR THE OFFER IS 4:00 P.M., EASTERN TIME ON FRIDAY, AUGUST 29, 2014, UNLESS EXTENDED.

Principled Equity Market Fund (the “Fund”) is offering to purchase up to 83,052 of its issued and outstanding shares of beneficial interest at no par value (the “Shares”) at a price equal to their net asset value (“NAV”) per share less a discount of 1% as of the close of business on the New York Stock Exchange on the Expiration Date, August 29, 2014, unless extended, upon the terms and conditions set forth in the Offer to Purchase dated August 1, 2014 (the “Offer”).  The NAV on July 25, 2014, was $22.65 per Share.

The purpose of the Offer is to provide liquidity to the Fund’s shareholders, as the Fund’s shares are not sold on a secondary market.  The Fund has applied to list its shares on the Over the Counter Bulletin Board system (OTCBB), but can give no assurance that its shares will actually be traded or that a market for its shares will develop.  The Offer is not conditioned upon the tender of any minimum number of Shares.

If more than 83,052 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Fund’s Board of Directors when it determined to make the Offer, the Fund will purchase 83,052 Shares  on a pro rata basis.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 4:00 p.m., Eastern time on Friday, August 29, 2014, unless the offer is extended, and, if not yet accepted for payment by the Fund, Shares may also be withdrawn after September 30, 2014.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal for the Fund contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or for copies of the Offer to Purchase, the Fund’s Letter of Transmittal, and any other tender offer documents, may be directed to Christopher Williams at the address below or telephone number 1-239-304-1679.  Copies will be furnished promptly at no expense to you and also may be obtained by completing and returning the coupon below to Principled Equity Market Fund.

1-239-304-1679

Mail to:	Principled Equity Market Fund
c/o Cardinal Investment Services, Inc.
5072 Annunciation Circle, Suite 317
Ave Maria, FL 34142

☐ Please send me Principled Equity Market Fund Tender Offer materials

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August 1, 2014	Principled Equity Market Fund